wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e . sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2008 FEB 21 A 9:4?

FILE NO. 82-34753

18 February 2008

08000842

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SUPPL

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 January 2008 and 15 February 2008 (inclusive)

    - Notification of major interests in shares
    - Notification in relation to voting rights and capital
    - Notification of fourth quarter and full year results to 30 December 2007
    - Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
    - Notification of changes in interests of directors in shares held by employees share trust
    - Notification of share purchase by a Director

2. Documents filed with Registrar of Companies for Scotland

    None during the period.

3. Documents submitted to the Financial Services Authority

    Preliminary announcement of fourth quarter and full year results to 30 December 2007 (supplied above)

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	10:04 17-Jan-08
Number	9730L

RNS Number:9730L
Wolfson Microelectronics PLC
17 January 2008

17 January 2008

Wolfson Microelectronics plc
(the 'Company')

Notification of Interest

The Company was notified on 16 January 2008 that Morgan Stanley hold 4,120,891 ordinary shares in the Company, representing 3.48% of the issued share capital of the Company.

Enquiries:

Wolfson Microelectronics
Mark Cubitt, Finance Director 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:09 17-Jan-08
Number	0369M

RNS Number:0369M
Wolfson Microelectronics PLC
17 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1) x

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.
Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 15 JANUARY 2008

6. Date on which issuer notified: 17 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number	Number	Number	Number of voting	% of voting rights

of Shares	of Voting Rights viii	of shares Direct	rights ix Direct x	Indirect xi	Direct	Indirect
GB0033563130	Below 3%		352,877	3,586,855	0.30%	3.03%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,939,732	3.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 3,586,855 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 352,877 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Sean Rogers / Alan Cox

15. Contact telephone number: 0207-552-9205 / 0207-774 -8774

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	17:50 22-Jan-08
Number	3314M

RNS Number:3314M
Wolfson Microelectronics PLC
22 January 2008

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 18 JANUARY 2008

6. Date on which issuer notified: 22 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x xi	Indirect	Direct	Indirect
Ordinary Shares GB0033563130	4,120,891	4,120,891	4,737,858	4,737,858		4.00%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,737,858	4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Morgan Stanley Securities Limited 4,737,858 4.00%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	09:55 24-Jan-08
Number	4475M

RNS Number:4475M
Wolfson Microelectronics PLC
24 January 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC Ord 0.1p

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Artemis Investment Management Ltd

4. Full name of shareholder(s) (if different from 3.):
Artemis Special Situations
Akzo Nobel Pension Scheme
Artemis New Enterprises
Artemis UK Smaller Companies
Barclays Smaller Companies
Barclays UK Alpha
BAE Systems 2000 Pension Plan Trustees Limited
BAE Systems Pension Funds CIF Trustees Limited
Institutional Special Situations
L&G (Barclays) MM Alpha
L&G (Barclays) MM Alpha Series 2
Pearson
Prudential Staff Pension Scheme

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 21 JANUARY 2008

6. Date on which issuer notified: 23 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights Direct	Number of voting rights Indirect	% of voting rights Direct	% of voting rights Indirect
GB0033563130	11,737,626	11,737,626	11,837,626	11,837,626		10.01%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,837,626	10.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Alistair Flemming

15. Contact telephone number: 0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:57 24-Jan-08
Number	4477M

RNS Number:4477M
Wolfson Microelectronics PLC
24 January 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 21 JANUARY 2008

6. Date on which issuer notified: 23 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights xi		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	4,737,858	4,737,858	4,709,868	4,709,868		3.98%	

GB0033563130

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,709,868	3.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Morgan Stanley Securities Limited 4,709,868 3.98%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	10:00 28-Jan-08
Number	6449M

RNS Number:6449M
Wolfson Microelectronics PLC
28 January 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 22 JANUARY 2008

6. Date on which issuer notified: 25 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering	Resulting situation after the triggering transaction

if possible using the ISIN CODE	transaction Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	4,709,868	4,709,868	4,779,807	4,779,807		4.04%	

GB0033563130

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,779,807	4.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Morgan Stanley Securities Limited 4,779,807 4.04%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 30-Jan-08
Number	8268M

RNS Number:8268M
Wolfson Microelectronics PLC
30 January 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 24 JANUARY 2008

6. Date on which issuer notified: 29 JANUARY 2008

7.Threshold(s)that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares GB0033563130	4,779,807	4,779,807	4,514,326	4,514,326		3.81%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,514,326	3.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Morgan Stanley Securities Limited 4,514,326 3.81%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	09:45 31-Jan-08
Number	9476M

RNS Number:9476M
Wolfson Microelectronics PLC
31 January 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 28 JANUARY 2008

6. Date on which issuer notified: 30 JANUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	%of voting rights Direct	Indirect
Ordinary Shares GB0033563130	4,514,326	4,514,326	4,764,439	4,764,439		4.02%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
4,764,439	4.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Morgan Stanley Securities Limited 4,764,439 4.02%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

END

Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	13:27 31-Jan-08
Number	9869M

RNS Number:9869M
Wolfson Microelectronics PLC
31 January 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Wolfson Microelectronics plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which votingrights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No

3. Full name of person(s) subject to notification obligation: Wellington Management Company, LLP

4. Full name of shareholder(s) (if different from 3):
BBH ISL Nominees Ltd.
Goldman Sachs International
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited
Vidacos Nominees Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different): 25 January 2008

6. Date on which issuer notified: 28 January 2008

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00335631300 Common Stock			5,913,952		5,913,952		5.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/ date	No. of voting rights that may be acquired (if the instrument is exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,913,952	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 63,255 shares
Goldman Sachs International - 2,518,448 shares
JP Morgan Chase Nominees Limited - 478,160 shares
Mellon Nominees (UK) Ltd. - 267,318 shares
Nortrust Nominees Limited - 294,242 shares
ROY Nominees Limited - 39,733 shares
State Street Nominees Limited - 2,048,024 shares
Vidacos Nominees Limited - 204,772 shares

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Robert J. Toner

15. Contact telephone number: (617) 790-7084

Annex: Notification of major interests in shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Wellington Management Company, LLP
Contact address (including legal form for legal entities)	75 State Street, Boston, MA 02109 USA
Phone number & email	(617) 790-7084 rtoner@wellington.com
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable

Full name	Robert J. Toner
Contact address	75 State Street, Boston, MA 02109 USA
Phone number & email	(617) 790-7084 rtoner@wellington.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	14:45 31-Jan-08
Number	0015N

RNS Number:0015N
Wolfson Microelectronics PLC
31 January 2008

Edinburgh, 31 January 2008

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,276,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,276,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 04-Feb-08
Number	1702N

RNS Number:1702N
Wolfson Microelectronics PLC
04 February 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 30 JANUARY 2008

6. Date on which issuer notified: 1 FEBRUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares GB0033563130	4,764,439	4,764,439	4,729,517	4,729,517		3.99%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,729,517	3.99%

9. Chain of controlled undertakings through which the voting rights and/orthe financial instruments are effectively held, if applicable xv:

Morgan Stanley Securities Limited 4,729,517 3.99%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Final Results
Released	07:01 04-Feb-08
Number	1711N

RNS Number:1711N
Wolfson Microelectronics PLC
04 February 2008

4 February 2008

Wolfson Microelectronics plc

Fourth Quarter and Full Year Results to 30 December 2007

Strong revenue performance and investment for the future

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces fourth quarter and audited full year results for 2007.

Fourth quarter 2007 highlights:

- Revenues up 36% to a record $71.6m (Q4 2006: $52.6m)
- Adjusted operating profit* up 33% to $14.3m (Q4 2006: $10.8m)
- Operating profit up 20% to $13.0m (Q4 2006: $10.8m)
- Adjusted diluted earnings per share* up 36% to 9.2 cents (Q4 2006: 6.7 cents)
- Diluted earnings per share up 24% to 8.4 cents (Q4 2006: 6.7 cents)
- Sales into handsets up 52% year on year and 11% sequentially

Full year 2007 financial highlights:

- Revenue increased by 13.5% to $231.6m (2006: $204.1m)
- Gross margin improved 70 basis points to 52.5% (2006: 51.8%)
- Like for like adjusted operating profit ** $43.0m (2006: $46.9m)
- Operating profit $36.9m (2006: $41.1m after non recurring charge)
- Adjusted diluted earnings per share * 26.2 cents (2006: 30.1 cents)
- Like for like adjusted diluted earnings per share ** 29.1 cents (2006: 30.1 cents)
- Diluted earnings per share 24.8 cents (2006: 26.7 cents after non recurring charge)
- Net cash inflow from operating activities up 37% to $52.5m (2006: $38.5m)
- Net cash balance at 30 December 2007 of $90m (2006: $99m)

Full year 2007 operational highlights:

- Launched Wolfson's AudioPlus(TM) strategy, integrating incremental mixed-signal technologies with our renowned audio capabilities
- Acquired and integrated Oligon Limited and Sonaptic Limited, accelerating implementation of AudioPlus(TM) strategy
- Began volume sales of our WM8350 chip: the first in a family of AudioPlus(TM) Smart Power devices which integrate power management with our renowned audio technology
- Portable segment revenue up 14% to $172m (2006: $151m) driven by strong growth in portable navigation devices, digital cameras and Bluetooth headsets
- Consumer audio segment revenues rose 26% to $40m (2006: $31m) reflecting excellent growth in flat panel TV and PC accessories
- Launched 16 new products in 2007 taking portfolio to 122 products
- Strengthened US and European sales management teams; Mike Ruettgers appointed as Chairman

Outlook

- First quarter revenues forecast to be in the range of $44m-$48m, up 10% to 20% on Q1 2007
- First quarter gross margins expected to remain stable in the 52-53%

range
- Addressable market opportunity trebled through AudioPlus(TM) strategy with material benefits emerging in 2008
- Expecting solid growth in 2008 despite uncertain market conditions

Commenting on the results, Dave Shrigley, Chief Executive, said: "Despite challenging market conditions during the first half of 2007, Wolfson has again outperformed the industry with strong revenue growth in the fourth quarter and the full year. This is a great testament to the Company's resilience and the quality of its business.

The AudioPlus(TM) strategy has already received positive traction with existing and potential new customers, demonstrating the benefits of an expanded addressable market opportunity. With recent design win momentum, new products coming on stream and its broad portfolio base, Wolfson expects to deliver a further year of solid growth and will continue to build long term value for shareholders. "

*Adjusted means after adding back amortisation of acquired intangible assets, and in 2006 adding back the non recurring charge. For earnings per share purposes, this is calculated by adding back to net profit such cost net of the estimated tax impact and dividing by the number of shares in issue on a fully diluted basis

** Like for like adjusted means after adding back the costs incurred by the acquired businesses (deducting any revenues generated), adding back amortisation of acquired intangible assets, and in 2006 adding back the non recurring charge. For earnings per share purposes, this is calculated by adding back to net profit such costs net of the estimated tax impact of such costs and dividing by the number of shares in issue on a fully diluted basis. Refer to first table below for detailed calculations.

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a presentation to investors and analysts at 09.30 GMT at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. An audio webcast of the Wolfson Microelectronics plc Full Year Results and presentation can be heard LIVE from 09.30 GMT via http://www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in +44 207 0705412; US Dial-in +1 866 4327186

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Overview

Wolfson is pleased to report another year of solid progress in 2007, with full year revenue of $231.6m (2006: $204.1m) representing growth of 13.5%. This reflects a very strong second half performance after a customer-wide inventory correction at the start of the year. Wolfson significantly outperformed the industry which grew by approximately 4% in 2007.

The Company also recorded the highest ever quarterly revenue in its history, with record fourth quarter revenues of $71.6m, up 2% sequentially (Q3 2007: $70.4m) and 36% higher than the same time last year (Q4 2006: $52.6m).

This positive momentum achieved in the latter two quarters of 2007 demonstrates the Company's continuing position as a market leading provider of high performance mixed-signal semiconductors to many of the world's top consumer electronics brands including Apple, Canon, Hewlett Packard, LG, Microsoft, Samsung, Sony and TomTom.

Wolfson has also achieved a greater balance across its end application markets in 2007 with no one application area accounting for more than 24% of overall revenues. The top 20 end customers accounted for 79% of revenue in 2007 (2006: 73%) with the largest end customer accounting for 18% in 2007 (2006: 22%). The Wolfson AudioPlus(TM) strategy will enable the Company to continue to broaden and strengthen its customer base and balance its exposure to end applications.

The year also saw increased investment in our sales and research and development

teams as well as the acquisitions of Oligon in January 2007 and Sonaptic in July 2007. Both companies are in a development phase, with immaterial levels of revenue and are currently loss making. However both have quickly added complementary technologies and in doing so have accelerated the implementation of our AudioPlus(TM) strategy.

The Company's operational performance, adjusting for the financial impact from the acquisitions, is presented below. The like for like performance of the business was resilient in 2007 with an operating profit of $43.0m (2006: $46.9m before non recurring charge), after share based compensation charges of $6.7m (2006: $3.3m).

The like for like operating profit margin percentage was 19% (2006: 23% before non recurring charge), a reduction on 2006 resulting primarily from the impacts of the adverse sterling/dollar foreign exchange movement ($4.6m or 2.0 percentage points) and increased share based compensation charges (1.4 percentage points).

Extract from Annual income statement

	Business excl acquisitions		Acquisitions	Group 2007		Group 2006	
	$m	% revs	$m	$m	% revs	$m	% revs
Revenues	230.9		0.7	231.6		204.1	
Gross profit	120.9	52.4%	0.7	121.6	52.5%	105.7	51.8%
Overheads							
Research & development	(36.5)	16%	(2.7)	(39.2)	17%	(27.8)	14%
Distribution & selling	(21.4)	9%	(1.1)	(22.5)	10%	(18.5)	9%
Administration	(13.4)	6%	(0.6)	(14.0)	6%	(9.2)	4%
Share based compensation	(6.6)	3%	(0.1)	(6.7)	3%	(3.3)	2%
Adjusted operating profit/(loss)	43.0	19%	(3.8)	39.2	17%	46.9	23%
Amortisation charges	-		(2.3)	(2.3)	1%	-	
Operating profit/ (loss)	43.0	19%	(6.1)	36.9	16%	46.9	23%
Net interest income	5.0	2%	(1.1)	3.9	2%	3.4	2%
Profit before tax	48.0	21%	(7.2)	40.8	18%	50.3	25%
Income tax	(13.3)		2.0	(11.3)		(14.5)	
Profit after tax	34.7	15%	(5.2)	29.5	13%	35.8	18%
Diluted earnings per share (IFRS basis)(cents)	29.1		(4.3)	24.8		26.7	
Adjusted diluted earnings per share (cents)	29.1		(2.9)	26.2		30.1	

* 2006 data is stated before non recurring pre taxcharge (of $5.8m) consisting of $4.0m on R&D, $1.4m on distribution and selling, and $0.4m administration expenses.

Operational review

Portable

The portable segment remains our largest business segment, accounting for 74% of Group revenues. Revenues for the year in this segment increased by 14% to $172m (2006: $151m). In the fourth quarter revenues were $56m up 35% compared to the same period in 2006 (Q4 2006: $41m).

Key contributors to growth in the year were products incorporated into portable navigation devices (PNDs), digital still cameras (DSCs), multimedia phones and handsets. Sales into PNDs, represented 15% of Group revenues (2006: 9%), increasing by 84% on 2006 buoyed by volume growth across Wolfson's Tier 1 customers as these devices become more affordable and a mass-market consumer item. The Company also continued to expand into DSCs, with revenues up 86% on 2006, helped by replacement sales and robust demand for digital single lens reflex cameras launched by a number of Wolfson's customers, primarily in Japan. Sales into DSC accounted for 6% of Group revenues in 2007 (2006: 4%).

Sales into multimedia handsets rose by 3% for the full year and by 52% in the fourth quarter, compared with the corresponding periods last year. The Company strengthened its market position with the leading Korean vendors, with full year revenues from such customers increasing by 19% in 2007. Wolfson also benefited from the global launch by a major new handset customer. Handset revenues accounted for 16% of Group revenues this year compared to 18% in 2006. This reduced proportion reflects a customer-wide inventory correction at the start of the year and the impact of reduced orders from Tier 2 handset manufacturers who lost market share to other, mainly Tier 1 manufacturers.

Wolfson maintained its leadership position in portable media players (PMPs) with annual sales accounting for 24% of Group revenues (2006: 30%). Sales in this segment declined by 8% on 2006, due to an inventory build-up in consumer end markets during the first half. However there was a strong recovery during the second half, with fourth quarter sales increasing 20% sequentially, reflecting seasonal demand trends. The Company also benefited from the first volume sales of the WM8350 - the first in a family of AudioPlus(TM) Smart Power devices, which integrate power management with Wolfson audio technology - to a leading global brand for a portable device.

Strong inroads were also made into Bluetooth headsets, a new and exciting area for Wolfson, where the Company's products provide high fidelity audio in both stereo and mono headsets used for a wide variety of applications. Full year sales from this application increased by 265% on 2006, albeit from a small base, and accounted for just under 2% of Group revenues in 2007.

Consumer Audio and Imaging

Revenues from consumer audio applications, where Wolfson's semiconductors are typically used in mains-powered electronics goods, increased 26% in 2007 to $40m (2006: $31m). In the fourth quarter, revenues were $11m, 80% higher than Q4 2006 ($6m).

For the full year, the key contribution was from flat panel TVs, where sales rose by 117%. This represents over 4% of Group revenues, with end product improvements and falling prices boosting demand.

Sales into PC accessories, representing just over 4% of 2007 Group revenues, increased by 163% on 2006, reflecting strong take-up for new end products such as USB microphones and PC sound cards made by leading accessories brands. Good progress was also made into the audio visual market, set top boxes and automotive applications.

Imaging revenues declined by 11% in 2007 to $19m (2006: $22m) reflecting continuing consolidation in this segment. Though the underlying market for this application is not growing particularly strongly, new products launched towards the end of 2007 are targeted at maintaining the Company's share of this market. Revenues in the fourth quarter were just under $5m (Q4 2006: $5m).

Wolfson AudioPlus(TM) Strategy

During the year Wolfson developed and strengthened its strategic direction to provide a platform for long term profitable growth with the launch of its AudioPlus(TM) strategy. Building on the Company's leading position in high performance audio semiconductors, Wolfson's AudioPlus(TM) strategy adds incremental mixed-signal technologies which comprise key elements of the audio signal chain, enabling new and exciting end user experiences and more highly optimised, cost effective solutions for our customers. The AudioPlus(TM) strategy will enable us to provide a portfolio of even more highly differentiated products to our end customers going forward.

The AudioPlus(TM) strategy is being enabled through both in-house organic product development and selective "tuck-in" acquisitions, which offer

complementary technologies to the same customer set, utilising the same manufacturing processes and sales channels.

In 2007, the first tangible product from the AudioPlus(TM) strategy was the in-house completion and launch of the WM8350: the first in a family of AudioPlus(TM) Smart Power devices which integrate power management with our world renowned audio technology. The second product in this range, the WM8400, was launched on 30th January 2008 and is currently undergoing extensive sampling in proposed new consumer electronics devices from both existing and new Wolfson customers.

The acquisition in January 2007 of Oligon, a developer of microelectronic mechanical (MEMS) transducer technology for microphone products, for initial consideration of $3.2m, and the acquisition in July 2007 of Sonaptic, a leading provider of advanced micro-acoustic technologies, for initial consideration of $24.6m, have added complementary technologies quickly and have accelerated the implementation of our AudioPlus(TM) strategy.

Both companies were successfully integrated into the group during the year. Initial sales from the first chip implementing Oligon's MEMS "silicon-microphones" technology for portable and consumer device applications are anticipated in the first half of 2008. The first chip incorporating Sonaptic's advanced micro-acoustic technology is on track for sampling in mid 2008 and early feedback from potential customers is highly encouraging. Having invested in these technologies, Wolfson is poised to offer customers a broader and more diverse range of innovative, highly optimised solutions enabling exciting new user experiences. This strategy will allow us to continue to strengthen our customer relationships and broaden and balance our revenue base across a wide range of application segments going forward. The AudioPlus(TM) strategy has trebled our addressable market opportunity by adding more value through innovative technologies to our products for existing customers, and opening doors at new customer accounts, including new and nascent market entrants.

New Product Development

Supporting our AudioPlus(TM) strategy is our continual investment in research and development and Wolfson's world class engineering teams launched 16 new products during the year, increasing the total product portfolio to 122. These new products included the WM8741, a highly innovative ultra high performance digital-to-analogue converter (DAC); the world's first mobile multimedia CODEC with switchable class AB/D amplifier technology; and the WM8350 as noted above. Design win momentum for our new products and our overall product portfolio remains strong across a wide customer and applications base.

Management and staff

Wolfson's Board and senior management saw significant changes during 2007. Dave Shrigley took charge as Chief Executive Officer on 1 March 2007 and Mark Cubitt was appointed Chief Financial Officer and Finance Director on 15 January 2007. The Company strengthened its management team, augmenting its world class engineering base with the addition of new vice presidents of engineering and human resources. The Company also significantly expanded its sales organisation in North America and Europe, each headed by the new post of vice president, enabling a meaningful expansion in customer reach and increased presence at major existing and potential customers.
In November 2007, the Company announced the appointment of a new chairman, Mike Ruettgers, who is a former Chief Executive and latterly Chairman of EMC Corporation, one of the world's largest network storage companies. The appointment became effective on 1 January 2008 and he succeeds John Carey, who stepped down from the post after 8 years at the helm.
Financial review
Fourth quarter ended 30 December 2007

	Q4 2007		Q4 2006		Q3 2007	
	$m	% revs	$m	% revs	$m	% revs
Revenues	71.6		52.6		70.4	
Gross profit	37.3	52.0%	27.7	52.7%	37.0	52.6%
Overheads						
Research & development	(10.9)	15%	(8.0)	15%	(10.8)	15%
Distribution &						

selling	(7.1)	10%	(5.4)	10%	(5.8)	8%
Administration	(3.6)	5%	(2.7)	5%	(4.2)	6%
Share based compensation	(1.4)	2%	(0.8)	2%	(1.7)	2%
Adjusted operating profit	14.3	20%	10.8	20%	14.5	21%
Amortisation charges	(1.3)	2%	-		(0.8)	1%
Operating profit	13.0	18%	10.8	20%	13.7	20%
Net interest income	0.6	1%	1.0	2%	1.0	1%
Profit before tax	13.6	19%	11.8	22%	14.7	21%
Income tax	(3.7)		(3.8)		(4.2)	
Profit after tax	9.9	14%	8.0	15%	10.5	15%
Diluted earnings per share (IFRS basis) (cents)	8.4		6.7		8.8	
Adjusted diluted earnings per share (cents)	9.2		6.7		9.4	

Wolfson reported record revenues in the fourth quarter, with an increase of 2% on Q3 2007 and 36% year on year. Strong growth relative to Q3 2007 was experienced in handsets, portable audio, and headsets.

Gross profit for Q4 2007 was $37.3m, up 35% year on year and in line with that reported in Q3 2007. Gross margin, at 52%, was lower sequentially and year on year as higher gold prices experienced towards the end of 2007 negatively impacted costs and more than offset improved yields achieved in the quarter.

Research and development expenditure, excluding amortisation and share based compensation charges, was held at the level incurred in Q3 2007. The increase in distribution and selling expenses in Q4 2007 principally reflects the full quarter cost impact of our Sonaptic acquisition and one time redundancy costs of $0.6m incurred in the quarter. Administration expenses reduced in Q4 2007 relative to Q3 2007 principally reflecting the completion of the integration of Sonaptic with the majority of such integration costs having been incurred during Q3 2007.
Operating profit of $13.0m was down 5% sequentially, but increased by 20% year on year. Adjusted operating profit (excluding amortisation of acquired intangible assets) was $14.3m representing a small decline relative to the previous quarter but an increase of 33% year on year. Adjusted fully diluted earnings per share at 9.2 cents increased 36% year on year.

Year ended 30 December 2007

Income Statement

Revenue increased by 13.5% to $231.6m (2006: $204.1m), whilst profit before tax fell by 18.9% to $40.8m (2006: $50.3m before the non-recurring charge). Earnings per share reduced to 26.2 cents on an adjusted diluted basis (2006: 30.1 cents before the non-recurring charge). Like for like earnings per share, stripping out the impact of acquisitions, were 29.1 cents. (2006: 30.1 cents).

The movement in profit before tax in 2007 relative to 2006 was attributed mainly to:

- growth in revenues of 13.5%
- increase in gross margins from 51.8% to 52.5%

offset by

- impact of acquisitions of $7.2m
- impact of adverse sterling/dollar currency movement on operating overheads of $4.6m
- higher non cash share based compensation charges of $6.6m, representing an additional $3.3m cost in 2007

•operating cost increases of $10m mainly resulting from the full year impact of employees hired during 2006, together with the additional cost impact of more senior appointments during 2007
•one time restructuring and redundancy charges of $0.9m

Gross profit in 2007 was $121.6m, up 15% from the previous year (2006: $105.7m). During the year the gross margin increased by 70 basis points to 52.5% (2006: 51.8%). This was mainly attributable to the increased contribution from the sale of more differentiated products, reduction in costs and improvement in manufacturing efficiencies, but was offset by higher gold prices which increased significantly towards the end of 2007.

Imperative to our AudioPlus(TM) strategy, and our long term competitiveness, is our continual investment in new product development and best in class engineering tools. Expenditure on research and development, excluding non cash charges such as amortisation and share based compensation charges, increased by 41% to $39.2m or 16.9% of revenue (2006: $27.8m excluding non-recurring charge, or 13.6% of revenue). The majority of this increase, representing a higher level of investment relative to 2006, was attributable to the impact of our two acquisitions, the full year impact of recruitment of additional engineers hired during 2006, higher external charges incurred in the development of more complex products to complement our AudioPlus(TM) strategy, and the effects of a weak dollar, as noted below. We also increased our investment in, and strengthened our patent portfolio during 2007. It is anticipated that we will continue to spend approximately 16% to 17% of revenue on research and development (excluding share-based compensation and intangible amortisation) on an annual basis, assuming a US dollar to sterling exchange rate of $2 =£1.

Distribution and selling expenses, excluding share based compensation charges, increased by 21% to $22.5m or 9.7% of revenue (2006: $18.5m excluding non-recurring charge, or 9.1% of revenue). The increase was due mainly to investment in recruitment of new teams in the US and Europe, including through our Sonaptic acquisition, together with volume based increases in distribution costs. We expect distribution and selling expenses (excluding share based compensation) to continue to be approximately 9% of revenue on an annual basis, at the exchange rate noted above.

Administrative expenses, excluding share based compensation charges, increased by 54% to $14.0m or 6.1% of revenue (2006: $9.2m excluding non-recurring charge, or 4.5% of revenue). The increase reflects the impact of more senior appointments made at the end of 2006 and during 2007; acquisition related costs and administration costs of the acquired companies; and the effects of a weak dollar. We anticipate that administrative expenses (excluding share based compensation charges) will continue to be approximately 6% of revenue on an annual basis, at the exchange rate noted above.

Share based compensation charges, calculated in accordance with IFRS 2, amounted to $6.7m in 2007, compared to $3.3m in 2006. The increase was due mainly to additional share options granted to staff in 2007, deferred share awards, the impact of sterling/dollar exchange rate and the increased volatility factor used to value options. This charge is expected to fall in 2008 as the deferred shares vest and share options granted to staff revert to historical levels.

Intangible asset amortisation charges on the acquisitions amounted to $2.3m (2006: Nil), representing five months charge for Sonaptic, and a full year charge for Oligon. The projected charge for 2008 is expected to increase to $5.3m reflecting a full year charge on the Sonaptic acquisition.

Adjusted operating profit was $39.2m or 16.9% of revenue, compared to $46.9m or 23.0% of revenue in 2006. Stripping out the impact of the acquisitions the 2007 like for like operating profit increased to $43.0m or 18.6% of revenue.

Net financing income increased to $3.9m (2006: $3.4m). The finance expense of $1.8m booked in 2007 relates to the interest on the pension scheme obligation and notional interest on the discounted deferred consideration on the acquisitions, both being non cash items.

Taxation

The effective rate of tax for 2007 was 28%. Following the reduction in the UK corporation tax rate to 28% effective from 1 April 2008, the ongoing total effective tax rate is anticipated to be around 26% to 27%, reflecting the availability of tax allowances on research and development expenditure. This figure may, however, be affected by the calculation at each period end of deferred tax on employee share options.

Cash Flow & Balance Sheet

Cash and short-term deposits amounted to $89.6m at 30 December 2007 (31 December 2006: $99.4m).

Net cash inflow from operating activities was $52.5m (2006: $38.5m). The Company reported an inflow from working capital of $6.0m for the year ended 30 December 2007 (2006: an outflow of $10.2m).

During the year the Company Employee Share Trust paid $28.1m to purchase shares to cover current and future employee option grants, which will reduce share dilution going forward. The Company also spent $27.9m on the two acquisitions, as explained earlier.

Cash outflow on capital expenditure amounted to $13.1m (2006: $8.5m). The majority of this expenditure was invested in test and related equipment with the increase mainly attributed to $2.7m of expenditure on the Company's "True Mics" project.

The value of inventory held at 30 December 2007 was $25.5m or 69 days inventory (31 December 2006: $22.3m or 83 days inventory). It is anticipated that inventory levels will average around 80 - 90 days in 2008 to meet fluctuations in demand. Trade receivables amounted to $28.5m or 43 days sales outstanding at 30 December 2007 (31 December 2006: $21.0m or 40 days sales outstanding). It is expected that the number of days sales outstanding will average around 40 - 45 in 2008. Trade payables at 30 December 2007 amounted to $27.4m or 62 days purchases (31 December 2006: $6.5m or 27 days purchases). It is anticipated that the number of days purchases will average around 50 - 60 in 2008.

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, over 70% of operating costs are denominated in sterling, and this represents an economic long term currency exposure derived from the UK base of the Company. The Board's view is that short term forward contracts would not change this underlying exposure, and so no hedges are in place against this exposure. It is estimated that every one cent increase in the US dollar/sterling exchange rate has the effect of reducing the Group's operating profit by $260,000 on an annualised basis. The average dollar/sterling exchange rate in 2007 was 2.00, against 1.82 in 2006. The impact was to increase operating overheads, and reduce operating profit, by $4.6m, a 2.0 percentage point impact on the operating profit margin percentage.

Outlook

Revenues in the first quarter are expected to be in the range of $44m - $48m, up 10% - 20% on Q1 2007. Gross margins are expected to remain stable in the 52% - 53% range.

The current market uncertainty may affect Wolfson to some extent in 2008 and the company will look to manage the business and costs appropriately. However, the AudioPlus(TM) strategy has already received positive traction with existing and potential new customers, demonstrating the benefits of an expanded addressable market opportunity. With recent design win momentum, new products coming on stream and its broad portfolio base, Wolfson expects to deliver a year of solid growth and will continue to build long term value for shareholders.

Consolidated income statement For the period ended 30 December 2007		Q4 2007	Q4 2006	Q3 2007
	Notes	Period from 1 October 2007 to 30 December 2007 (Unaudited) $'000	Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000	Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000
Revenue	4	71,624	52,585	70,355
Cost of sales		(34,362)	(24,884)	(33,354)
Gross profit		37,262	27,701	37,001
Distribution and selling costs		(7,617)	(5,802)	(6,315)
Research and development expenses		(12,796)	(8,332)	(12,373)
Administrative expenses		(3,896)	(2,811)	(4,638)
Operating profit		12,953	10,756	13,675
Financial income		1,452	1,352	1,325
Financial expenses		(785)	(273)	(341)
Net financing income		667	1,079	984

Profit before tax		13,620	11,835	14,659
Income tax expense	5	(3,677)	(3,845)	(4,121)
Profit for the period		9,943	7,990	10,538
Basic earnings per share (cents)	6	8.41	6.84	8.93
Diluted earnings per share (cents)	6	8.35	6.71	8.84

Consolidated income statement
For the period ended 30 December 2007

	Notes	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 (Audited) $'000	52 weeks 2006 Period from 1 January 2006 to 31 December 2006 (Audited) $'000
Revenue	4	231,601	204,133
Cost of sales		(109,985)	(98,425)
Gross profit		121,616	105,708
Distribution and selling costs		(24,700)	(21,231)
Research and development expenses		(44,409)	(33,285)
Administrative expenses		(15,621)	(10,055)
Operating profit		36,886	41,137
Financial income		5,721	4,830
Financial expenses		(1,786)	(1,397)
Net financing income		3,935	3,433
Profit before tax		40,821	44,570
Income tax expense	5	(11,293)	(12,830)
Profit for the period		29,528	31,740
Basic earnings per share (cents)	6	25.08	27.67
Diluted earnings per share (cents)	6	24.78	26.66

Consolidated statement of recognised income and expense
For the period ended 30 December 2007

	Q4 2007 Period from 1 October 2007 to 30 December 2007 (Unaudited) $'000	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000
Actuarial (loss) / gain on net defined benefit obligations	(882)	(3,192)	794
Deferred tax on net defined benefit obligations recognised in equity	318	731	(347)
Foreign currency translation differences for foreign operations	60	-	(27)
Net (expense) / income recognised directly in equity	(504)	(2,461)	420
Profit for the period	9,943	7,990	10,538

Total recognised income and

expense for the period	9,439	5,529	10,958

Consolidated statement of recognised income and expense
For the period ended 30 December 2007

	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 (Audited) $'000	52 weeks 2006 Period from 1 January 2006 to 31 December 2006 (Audited) $'000
Actuarial (loss) / gain on net defined benefit obligations	4,474	(1,553)
Deferred tax on net defined benefit obligations recognised in equity	(1,698)	(227)
Foreign currency translation differences for foreign operations	33	-
Net (expense) / income recognised directly in equity	2,809	(1,780)
Profit for the period	29,528	31,740
Total recognised income and expense for the period	32,337	29,960

Consolidated balance sheet
As at 30 December 2007

	As at 30 December 2007 (Audited) $'000	As at 30 September 2007 (Unaudited) $'000	As at 31 December 2006 (Audited) $'000
Assets			
Property, plant and equipment	37,289	33,193	31,439
Intangible assets	46,038	46,749	1,091
Deferred tax assets	-	-	3,330
Total non-current assets	83,327	79,942	35,860
Inventories	25,548	24,412	22,336
Trade and other receivables	34,496	40,912	25,107
Short-term deposits	73,422	63,846	52,348
Cash and cash equivalents	16,183	15,755	47,077
Total current assets	149,649	144,925	146,868
Total assets	232,976	224,867	182,728
Equity			
Issued capital	198	198	196
Share premium account	58,774	58,382	55,823
Capital redemption reserve	497	497	497
Retained earnings	114,399	103,766	104,475
Total equity attributable to equity holders of the parent	173,868	162,843	160,991
Liabilities			
Employee benefits	3,918	5,733	10,257
Deferred tax liabilities	5,991	5,022	-
Trade and other payables	5,398	6,800	-
Total non-current liabilities	15,307	17,555	10,257
Income tax payable	3,758	4,129	193
Trade and other payables	40,043	40,340	11,287

Total current liabilities	43,801	44,469	11,480
Total liabilities	59,108	62,024	21,737
Total equity and liabilities	232,976	224,867	182,728

Consolidated statement of cash flows
For the period ended 30 December 2007

	Q4 2007 Period from 1 October 2007 to 30 December 2007 (Unaudited) $'000	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000
Cash flows from operating activities			
Profit for the period	9,943	7,990	10,538
Adjustments for:			
Depreciation and amortisation	3,531	1,951	3,043
Foreign exchange (gains)/losses	(92)	201	74
Net financing income	(667)	(1,079)	(984)
Equity-settled share-based payment expenses	1,390	800	1,699
Income tax expense	3,677	3,845	4,121
	17,782	13,708	18,491
(Increase) / decrease in inventories	(1,136)	5,446	(492)
Decrease / (increase) in trade and other receivables	5,897	12,166	(9,641)
Increase / (decrease) in trade and other payables	533	(11,409)	6,694
(Decrease) / increase in provisions and employee benefits	(2,603)	81	56
Cash generated from the operations	20,473	19,992	15,108
Income taxes paid	(3,688)	(1)	(3,576)
Net cash inflow from operating activities	16,785	19,991	11,532

Consolidated statement of cash flows
For the period ended 30 December 2007

	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 (Audited) $'000	52 weeks 2006 Period from 1 January 2006 to 31 December 2006 (Audited) $'000
Cash flows from operating activities		
Profit for the period	29,528	31,740
Adjustments for:		
Depreciation and amortisation	10,597	6,792
Foreign exchange (gains)/losses	230	34
Net financing income	(3,935)	(3,433)
Equity-settled share-based payment expenses	6,671	3,331
Income tax expense	11,293	12,830
	54,384	51,294
(Increase) / decrease in inventories	(3,212)	(6,412)
Decrease / (increase) in trade and other receivables	(8,338)	9,770
Increase / (decrease) in trade and other payables	19,953	(13,804)
(Decrease) / increase in provisions and employee benefits	(2,433)	280
Cash generated from the operations	60,354	41,128

Income taxes paid	(7,830)	(2,657)
Net cash inflow from operating activities	52,524	38,471

Consolidated statement of cash flows (continued) For the period ended 30 December 2007	Q4 2007 $'000	Q4 2006 $'000	Q3 2007 $'000
Cash flows from investing activities			
Interest received	1,705	678	1,299
Acquisition of property, plant and equipment and intangible assets	(6,645)	(3,053)	(4,435)
Acquisition of subsidiaries, net of cash acquired	(2,275)	-	(22,357)
Amounts placed on short-term deposits	(11,513)	(20,146)	(8,818)
Amounts withdrawn from short-term deposits	1,937	10,239	13,370
Net cash outflow from investing activities	(16,791)	(12,282)	20,941)
Cash flows from financing activities			
Proceeds from the issue of share capital	392	461	894
Net purchase of own shares held under trust	89	(1,014)	(18,347)
Interest paid	(9)	(14)	(9)
Repayment of borrowings and finance lease liabilities	-	-	-
Net cash inflow / (outflow) from financing activities	472	(567)	(17,462)
Net increase / (decrease) in cash and cash equivalents	466	7,142	(26,871)
Cash and cash equivalents at start of period	15,755	40,038	42,716
Effect of exchange rate fluctuations on cash held	(38)	(103)	(90)
Cash and cash equivalents at end of period	16,183	47,077	15,755
Cash and cash equivalents at end of period	16,183	47,077	15,755
Short-term deposits at end of period	73,422	52,348	63,846
Total cash and short-term deposits at end of period	89,605	99,425	79,601

Consolidated statement of cash flows (continued) For the period ended 30 December 2007	52 weeks ended 30 December 2007 $'000	52 weeks ended 31 December 2006 $'000
Cash flows from investing activities		
Interest received	4,618	3,342
Acquisition of property, plant and equipment and intangible assets	(13,126)	(8,539)
Acquisition of subsidiaries, net of cash acquired	(27,875)	-
Amounts placed on short-term deposits	(49,478)	(52,350)
Amounts withdrawn from short-term deposits	28,404	39,842
Net cash outflow from investing activities	(57,457)	(17,705)
Cash flows from financing activities		
Proceeds from the issue of share capital	2,485	5,294
Net purchase of own shares held under trust	(28,086)	(3,626)

Interest paid	(42)	(693)
Repayment of borrowings and finance lease liabilities	-	(15,813)
Net cash inflow / (outflow) from financing activities	(25,643)	(14,838)
Net increase / (decrease) in cash and cash equivalents	(30,576)	5,928
Cash and cash equivalents at start of period	47,077	41,135
Effect of exchange rate fluctuations on cash held	(318)	14
Cash and cash equivalents at end of period	16,183	47,077
Cash and cash equivalents at end of period	16,183	47,077
Short-term deposits at end of period	73,422	52,348
Total cash and short-term deposits at end of period	89,605	99,425

Notes to the Preliminary Announcement

1. Financial information

This press release contains the financial information of the Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and fifty-two week periods ended 30 December 2007. The comparative periods are the thirteen and fifty-two week periods ended 31 December 2006. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter. The quarterly information is not audited.

The financial information set out in this announcement for the fifty-two week period ended 30 December 2007 and the fifty-two week period ended 31 December 2006 does not constitute the Group's statutory accounts for these periods within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course. Both sets of accounts have been prepared under International Financial Reporting Standards as adopted by the EU ("adopted IFRS"). The auditors have reported on those financial statements; their reports were (i) unqualified; (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports; and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985. This preliminary announcement was authorised by the Board on 4 February 2008.

2. Basis of preparation

The financial information set out in this announcement has been prepared on the historical cost convention and in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). The accounting policies adopted by the Group in this financial information are consistent with those used in the financial statements for the 52 week period ended 31 December 2006. The financial information is presented in US dollars rounded to the nearest thousand.

3. Basis of consolidation of the Group

The financial information consolidates the results of and net assets of Wolfson Microelectronics plc. The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the purchase method of accounting.

4. Segment reporting

The primary format, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

4. Segment reporting (continued)

	Q4 2007 Period from 1 October 2007 to 30 December 2007 $000	Q4 2006 Period from 2 October 2006 to 31 December 2006 $000	Q3 2007 Period from 2 July 2007 to 30 September 2007 $000
Segment revenue:			
Consumer	11,067	6,152	12,449
Imaging	4,682	4,956	5,165
Portable	55,875	41,477	52,741
Total revenue for the period	71,624	52,585	70,355
Contribution			
Consumer	2,763	1,237	3,567
Imaging	2,678	2,033	2,806
Portable	23,510	18,217	23,455
	28,951	21,487	29,828
Corporate expenses	(15,998)	(10,731)	(16,153)
Operating profit	12,953	10,756	13,675

4. Segment reporting (continued)

	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 $000	52 weeks 2006 Period from 1 January 2006 to 31 December 2006 $000
Segment revenue:		
Consumer	39,736	31,408
Imaging	19,418	21,880
Portable	172,447	150,845
Total revenue for the period	231,601	204,133
Contribution		
Consumer	9,466	5,146
Imaging	10,441	9,793
Portable	75,034	66,753
	94,941	81,692
Corporate expenses	(58,055)	(40,555)
Operating profit	36,886	41,137

5. Income tax expense

The total effective tax rate for the 52 week period ended 30 December 2007 is 28%. This reflects the UK corporation tax rate of 30% as reduced by tax allowances on research and development expenditure. The total effective tax rate

has, however, been adversely affected by the different basis of calculation of deferred tax on unexercised share options at the year end and related share based payments charged in the period.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

6. Earnings per share

	Q4 2007 Period from 1 October 2007 to 30 December 2007	Q4 2006 Period from 2 October 2006 to 31 December 2006	Q3 2007 Period from 2 July 2007 to 30 September 2007
	$000	$000	$000
Profit for the period attributable to ordinary shareholders (basic and diluted)	9,943	7,990	10,538
Non-recurring charge after tax	-	-	-
Amortisation of acquired intangible assets*	951	-	621
Adjusted profit for the period attributable to ordinary shareholders (basic and diluted)	10,894	7,990	11,159
	cents	cents	cents
Basic earnings per share	8.41	6.84	8.93
Diluted earnings per share	8.35	6.71	8.84
Adjusted basic earnings per share	9.21	6.84	9.46
Adjusted diluted earnings per share	9.15	6.71	9.36

* After the estimated tax impact of this charge

6. Earnings per share

	52 weeks 2007 Period from 1 January 2007 to 30 December 2007	52 weeks 2006 Period from 1 January 2006 to 31 December 2006
	$000	$000
Profit for the period attributable to ordinary shareholders (basic and diluted)	29,528	31,740
Non-recurring charge after tax	-	4,040
Amortisation of acquired intangible assets*	1,680	-
Adjusted profit for the period attributable to ordinary shareholders (basic and diluted)	31,208	35,780
	cents	cents
Basic earnings per share	25.08	27.67
Diluted earnings per share	24.78	26.66
Adjusted basic earnings per share	26.51	31.19
Adjusted diluted earnings per share	26.19	30.05

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

6. Earnings per share (continued)

	Q4 2007 Period from 1 October 2007 to 30 December 2007 No. of shares	Q4 2006 Period from 2 October 2006 to 31 December 2006 No. of shares	Q3 2007 Period from 2 July 2007 to 30 September 2007 No. of shares
Issued ordinary shares at start of period	118,173,089	116,752,242	117,639,605
Effect of shares issued during the period from exercise of employee share options	60,509	29,643	324,862
Effect of shares issued during the period as part of the consideration for the acquisition of subsidiary	-	-	55,013
Weighted average number of ordinary shares at end of period - for basic earnings per share	118,233,598	116,781,885	118,019,480
Effect of share options in issue	860,209	2,256,880	1,224,436
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,093,807	119,038,765	119,243,916

6. Earnings per share (continued)

	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 No. of shares	52 weeks 2006 Period from 1 January 2006 to 31 December 2006 No. of shares
Issued ordinary shares at start of period	117,082,873	112,414,560
Effect of shares issued during the period from exercise of employee share options	613,546	2,296,641
Effect of shares issued during the period as part of the consideration for the acquisition of subsidiary	31,606	-
Weighted average number of ordinary shares at end of period - for basic earnings per share	117,728,025	114,711,201
Effect of share options in issue	1,451,284	4,358,400
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,179,309	119,069,601

7. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Capital redemption reserve
	$000	$000	$000
Balance at 1 January 2007	196	55,823	497
Total recognised income and expense	-	-	-
Equity settled transactions, including deferred tax effect	-	-	-
Current tax on equity settled transactions	-	-	-
Share options exercised by employees	2	2,483	-
Shares issued as part of the consideration for acquisition of subsidiary	-	468	-
Company shares acquired by trusts	-	-	-
Balance at 30 December 2007	198	58,774	497

7. Reconciliation of movement in capital and reserves

	Retained earnings	Total equity
	$000	$000
Balance at 1 January 2007	104,475	160,991
Total recognised income and expense	32,337	32,337
Equity settled transactions, including deferred tax effect	4,445	4,445
Current tax on equity settled transactions	1,228	1,228
Share options exercised by employees	-	2,485
Shares issued as part of the consideration for acquisition of subsidiary	-	468
Company shares acquired by trusts	(28,086)	(28,086)
Balance at 30 December 2007	114,399	173,868

Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	10:09 06-Feb-08
Number	4015N

RNS Number:4015N
Wolfson Microelectronics PLC
06 February 2008

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	WOLFSON MICROELECTRONICS PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Exemption DTR 5.1.5 (1)	
3. Full name of person(s) subject to the notification obligation:	Morgan Stanley (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31 JANUARY 2008
6. Date on which issuer notified:	5 FEBRUARY 2008
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares GB0033563130	4,729,517	4,729,517	4,922,016	4,922,016		4.16%	

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,922,016	4.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Morgan Stanley Securities Limited 4,922,016 4.16%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	10:34 07-Feb-08
Number	4975N

RNS Number:4975N
Wolfson Microelectronics PLC
07 February 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 4 FEBRUARY 2008

6. Date on which issuer notified: 6 FEBRUARY 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary Shares GB0033563130	4,922,016	4,922,016	4,513,142	4,513,142		3.81%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,513,142	3.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Morgan Stanley Securities Limited	4,513,142	3.81%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Trust shares
Released	16:42 07-Feb-08
Number	5688N

RNS Number:5688N
Wolfson Microelectronics PLC
07 February 2008

Edinburgh, 7 February 2008

Wolfson Microelectronics plc ("the Company")

Notification in relation to transfer of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 7 February 2008 by the No. 1 Trust that, on 7 February 2008, the No. 1 Trust transferred 90,580 ordinary shares of 0.1 pence each in the Company for no consideration to David Allen Shrigley, in accordance with the deferred share award agreement entered into by the Company on 19 December 2006.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each of these directors is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,846,609 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notifications of Transactions
Released	16:52 07-Feb-08
Number	5713N

RNS Number:5713N
Wolfson Microelectronics PLC
07 February 2008

Edinburgh, 7 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS PURSUANT TO DISCLOSURE RULES DR 3.1.4 R

Wolfson Microelectronics plc ("the Company") was notified on 7 February 2008 by the Trustee of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust") that on 6 February 2008 the following award over its ordinary shares of 0.1 pence each under a deferred share agreement vested following the satisfaction of the vesting conditions:

DIRECTOR NUMBER OF ORDINARY SHARES

David Allen Shrigley 90,580

David Allen Shrigley is not required to make any payment for the vested shares. Some of these shares were then sold as follows:

DIRECTOR NUMBER OF ORDINARY SHARES SOLD

David Allen Shrigley 46,125

These 46,125 shares, representing 0.04% of the Company's issued share capital, were sold at £1.475 per share on 7 February 2008 to meet the tax liability due as a consequence of the vesting of the award. David Allen Shrigley retained the balance of 44,455 shares, representing 0.04% of the Company's issued share capital.

David Allen Shrigley's total shareholding following this notification has increased from 49,200 ordinary 0.1 pence shares to 93,655 shares representing 0.08 % of the Company's issued share capital.

As reported in the Directors' Remuneration Report in the Annual Report and Accounts for the year ended 31 December 2006, the Company entered into a deferred share award agreement on 19 December 2006 under which Mr Shrigley was provided with a contingent share award in respect of 181,159 ordinary shares in the capital of the Company. In accordance with the agreement, 50% of the shares subject to the award vested as Mr Shrigley remained continuously employed by the Company throughout the period from 17 December 2006 until 27 November 2007 (amended by the Remuneration Committee to 6 February 2008). The remaining 50% of the shares subject to the award vest if, throughout the period commencing on 17 December 2006 and ending 27 November 2008, Mr Shrigley has remained continuously employed by the Company.

Name of duly authorised officer of issuer responsible for making notification

Mark Cubitt,
Company Secretary
0131 272 7000

Date of notification : 7 FEBRUARY 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	15:45 13-Feb-08
Number	9456N

RNS Number:9456N
Wolfson Microelectronics PLC
13 February 2008

13 February 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Director

Wolfson was notified on 13 February 2008 of the following share purchase by John Carey who is a director of the Company:

On 12 February 2008, John Carey, director, purchased 100,000 ordinary shares in the Company at 148 pence per share. Following the purchase, Mr Carey's total holding increased to 4,481,657 ordinary shares, representing 3.79% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification by Trustees
Released	16:47 15-Feb-08
Number	1478O

RNS Number:1478O
Wolfson Microelectronics PLC
15 February 2008

Edinburgh, 15 February 2008

Wolfson Microelectronics plc ("the Company")

Notification in relation to transfer of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 15 February 2008 by the No. 1 Trust that, on 14 February 2008, the No. 1 Trust transferred 16,241 ordinary shares of 0.1 pence each in the Company for no consideration to Alistair Banham, in accordance with the deferred share award agreement entered into by the Company on 15 September 2006.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each of these directors is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,830,368 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:53 15-Feb-08
Number	1491O

RNS Number:1491O
Wolfson Microelectronics PLC
15 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALISTAIR BANHAM

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALISTAIR BANHAM

8. State the nature of the transaction

ACQUISITION OF SHARES ON THE VESTING OF A DEFERRED SHARE AWARD (SHARES TRANSFERRED, TO THE PERSON REFERRED TO IN 3. ABOVE, FROM AN EMPLOYEE SHARE TRUST)

9. Number of shares, debentures or financial instruments relating to shares acquired

16,241

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£NIL PER SHARE PAID BY THE PERSON REFERRED TO IN 3. ABOVE

14. Date and place of transaction

14 FEBRUARY 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,241 ORDINARY SHARES REPRESENTING 0.01% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

MARK CUBITT - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Mark Cubitt, Company Secretary ____________________

Date of notification : 15 February 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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